                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 10)(1)

                                NOVT CORPORATION
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C209
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2006
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 31 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                   -----------------------
CUSIP No. 67010C209                   13D                   Page 2 of 31 Pages
----------------------                                   -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  799,337
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              799,337
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   799,337
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 3 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  799,337
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              799,337
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   799,337
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 4 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  799,337
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              799,337
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   799,337
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 5 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JACK HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  663
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              663
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   663
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 6 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                J.L. HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  663
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              663
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   663
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 7 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 8 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JOHN QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 9 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 10 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                HARVEY BAZAAR
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 11 of 31 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                LEONARD TOBOROFF
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                   - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 12 of 31 Pages
----------------------                                    ----------------------

          The following constitutes Amendment No. 10 ("Amendment No. 10") to the
Schedule 13D filed by the undersigned. This Amendment No. 10 amends the Schedule
13D as specifically set forth.

     Item 2 is hereby amended to add the following:

          In connection with the Settlement  Agreement  described and defined in
Item 4, Steel Partners II withdrew its nominations of Jack Howard,  John Quicke,
James  Henderson,  Joshua  Schechter,  Harvey  Bazaar and Leonard  Toboroff  for
election at a special meeting of shareholders  scheduled to be held on April 13,
2006 (the "April 2006 Special  Meeting")  and agreed that the April 2006 Special
Meeting would be  cancelled.  Accordingly,  Mr.  Bazaar and Mr.  Toboroff are no
longer  members  of the  Section  13(d)  group and shall  cease to be  Reporting
Persons immediately after the filing of this Statement.  The remaining Reporting
Persons will continue filing as a group  statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

     Item 4 is hereby amended to add the following:

          On March 17, 2006, the Reporting Persons and the Issuer (together, the
"Parties")  entered  into a  Settlement  Agreement  dated  March  16,  2006 (the
"Settlement Agreement"),  a copy of which is attached hereto as Exhibit 9 and is incorporated  herein by reference.  Pursuant to the  Settlement  Agreement,  the
Reporting  Persons  agreed to withdraw  their  request for and proposals for the
April 2006 Special  Meeting and their  nominations of Jack Howard,  John Quicke,
James  Henderson,  Joshua  Schechter,  Harvey  Bazaar and  Leonard  Toboroff  as
nominees  for  election  at the April  2006  Special  Meeting.  Pursuant  to the
Settlement  Agreement,  the April 2006 Special Meeting has been  cancelled.  The
Parties  also agreed that on the later of (a) the tenth  calendar  day after the date  of  filing  and  dissemination  to the  Issuer's  shareholders  of a 14(f)
Statement in  accordance  with  Section  14(f) of the Exchange Act or such later date as may be  required  to  comply  with  (and the  Issuer  shall use its best efforts to comply)  any  comments  of the staff of the SEC and (b) the filing by the  Issuer  with the SEC of the  Issuer's  Annual  Report  on Form 10-K for the
twelve months ended December 31, 2005, but in no event later than April 17, 2006
(such later date, the "Effective  Date"), (i) the size of the Board of Directors shall be  reduced  from  seven to four  directors,  (ii) Mr.  Toboroff  shall be appointed,  effective  as of the  Effective  Date,  as a Class I director of the
Board of Directors,  (iii) Mr.  Quicke shall be  appointed,  effective as of the
Effective  Date,  as a Class II  director  of the Board of  Directors,  (iv) Mr.
Howard shall be appointed,  effective as of the  Effective  Date, as a Class III director of the Board of Directors,  and (v) with the exception of Mr.  Whitmer, who shall  remain a Class I director of the Board of  Directors,  each member of the Board of Directors as of the date of the Settlement  Agreement  shall resign effective  as of the  Effective  Date.  The parties  also  agreed  that  Messrs.
Toboroff  and  Whitmer  shall  stand for  election  as  members  of the Board of
Directors  at the  Issuer's  next  annual  meeting of  shareholders  (or special meeting in lieu of the annual meeting (the "Annual Meeting"),  and the Reporting
Persons in their capacity as  shareholders  agreed to support the nomination and election of both such directors at the Annual Meeting and to cause the Shares of
Common Stock  beneficially owned in the aggregate by the Reporting Persons to be voted in favor of the  election  of both such Class I  nominees.  The  Reporting
Persons  further  agreed that the Issuer shall continue after the Effective Date to have an audit  committee of the Board of Directors so long as required  under

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 13 of 31 Pages
----------------------                                    ----------------------

SEC rules, and the Reporting Persons agreed to support Mr. Whitmer's  membership of such  audit  committee  so long as he  remains a  director  of the Issuer and remains  eligible to serve on such audit  committee.  The Parties further agreed that the Issuer will reimburse Steel Partners II $232,912.75  for  out-of-pocket expenses incurred in connection with its opposition to management's  dissolution proposal which was not approved at the special meeting of  shareholders  held on
March 7, 2006 and the proxy  contest  for the April 2006  Special  Meeting.  The
Settlement  Agreement  also  includes  a mutual  release of claims  between  the
Reporting Persons and the Issuer as well as mutual non-disparagement provisions.
In accordance  with the  Settlement  Agreement,  the Parties issued on March 17,
2006 a press release announcing the execution of the Settlement  Agreement,  the form of which is  attached  hereto as Exhibit 10 and is  incorporated  herein by reference.

     Item 6 is hereby amended to add the following:

          Reference is made to the Settlement Agreement defined and described in
Item 4.

     Item 7 is hereby amended to add the following exhibits:

          9.   Settlement  Agreement  by  and  among  NOVT  Corporation,   Steel
               Partners II, L.P., J.L.  Howard,  Inc.,  Steel Partners,  L.L.C.,
               Warren  G.  Lichtenstein,  Jack L.  Howard,  John  Quicke,  James
               Henderson,  Joshua Schechter,  Harvey J. Bazaar, Leonard Toboroff
               and "The Novoste Full Value Committee", dated March 16, 2006.

          10.  Press release dated March 17, 2006.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 14 of 31 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 2006             STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein, Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein, Managing Member

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

                                    /s/ Jack Howard
                                    --------------------------------------------
                                    JACK HOWARD

                                    J.L. HOWARD, INC.

                                    By: /s/ Jack Howard
                                        ----------------------------------------
                                        Jack Howard
                                        President and Chief Financial Officer

                                    /s/ James Henderson
                                    --------------------------------------------
                                    JAMES HENDERSON

                                    /s/ John Quicke
                                    --------------------------------------------
                                    JOHN QUICKE

                                    /s/ Joshua Schechter
                                    --------------------------------------------
                                    JOSHUA SCHECHTER

                                    /s/ Harvey Bazaar
                                    --------------------------------------------
                                    HARVEY BAZAAR

                                    /s/ Leonard Toboroff
                                    --------------------------------------------
                                    LEONARD TOBOROFF

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 15 of 31 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                   Page

1.   Joint Filing Agreement by and among Steel Partners II, L.P.,          --
     Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,  dated
     September 26, 2003 (previously filed).

2.   Confidentiality  and  Standstill  Agreement  by and  between          --
     Novoste  Corporation  and Steel  Partners  II,  L.P.,  dated
     November 10, 2004 (previously filed).

3.   Letter from Steel Partners II, L.P. to Novoste  Corporation,          --
     dated April 4, 2005 (previously filed).

4.   Letter from Steel Partners II, L.P. to Novoste  Corporation,          --
     dated September 7, 2005 (previously filed).

5.   Letter from Steel Partners II, L.P. to Novoste  Corporation,          --
     dated November 21, 2005 (previously filed).

6.   Joint Filing and  Solicitation  Agreement by and among Steel          --
     Partners  II,  L.P.,  Steel  Partners,   L.L.C.,  Warren  G.
     Lichtenstein,   Jack  Howard,   J.L.  Howard,   Inc.,  James
     Henderson, John Quicke, Joshua Schechter,  Harvey Bazaar and
     Leonard Toboroff, dated January 6, 2006 (previously filed).

7.   Request for Special  Meeting to Novoste  Corporation,  dated          --
     January 6, 2006 (previously filed).

8.   Powers of Attorney (previously filed).                                --

9.   Settlement  Agreement by and among NOVT  Corporation,  Steel       17 to 29
     Partners  II,  L.P.,  J.L.  Howard,  Inc.,  Steel  Partners,
     L.L.C., Warren G. Lichtenstein, Jack L. Howard, John Quicke,
     James Henderson, Joshua Schechter, Harvey J. Bazaar, Leonard
     Toboroff and "The Novoste Full Value Committee", dated March
     16, 2006.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 16 of 31 Pages
----------------------                                    ----------------------

10.  Press Release dated March 17, 2006.                                30 to 31

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 17 of 31 Pages
----------------------                                    ----------------------

                              SETTLEMENT AGREEMENT

     SETTLEMENT AGREEMENT, dated as of March 16, 2006 (the "Agreement"), by and among NOVT Corporation, a Florida corporation (formerly named Novoste
Corporation) ("NOVT"), Steel Partners II, L.P., a Delaware limited partnership
("Steel"), J.L. Howard, Inc., a New York corporation, ("Howard Inc."), Steel
Partners, L.L.C., a Delaware limited liability company ("Steel LLC"), Warren G.
Lichtenstein ("Lichtenstein"), Jack L. Howard ("Howard"), John Quicke
("Quicke"), James Henderson ("Henderson"), Joshua Schechter ("Schechter"),
Harvey J. Bazaar ("Bazaar"), Leonard Toboroff ("Toboroff") and "The Novoste Full
Value Committee" (the "Steel Committee") (collectively, Steel, Howard Inc.,
Steel LLC, Messrs. Lichtenstein, Howard, Quicke, Henderson, Schechter, Bazaar
and Toboroff and the Steel Committee are referred to herein as the "Steel
Parties").

     WHEREAS, Steel and affiliated entities own an aggregate of 799,337 shares
("Steel Shares") of common stock of NOVT, par value $0.01 per share;

     WHEREAS, Steel filed definitive proxy materials with the Securities and
Exchange Commission (the "SEC") in order to solicit proxies to vote at a NOVT special meeting of shareholders held on March 7, 2006 (the "March 2006 Special
Meeting") in opposition to the liquidation proposal made by the board of directors of NOVT (the "Board of Directors") at such meeting ("the Proxy
Contest");

     WHEREAS, at the March 2006 Special Meeting, NOVT's shareholders voted to reject the liquidation proposal opposed by the Steel Parties and voted to approve other proposals supported by the Board of Directors and the Steel
Parties;

     WHEREAS, the Steel Parties and the Steel Committee have filed preliminary proxy solicitation materials with the SEC in order to solicit proxies to vote at a NOVT special meeting of shareholders, scheduled to be held on April 13, 2006
(the "April 2006 Special Meeting"), in order to remove the existing members of the Board of Directors and to elect to the Board of Directors a slate of nominees designated by the Steel Committee (the "Election Contest");

     WHEREAS, the parties believe that it is in the best interests of NOVT's shareholders to enter into an agreement resolving the election of directors and certain other matters and providing for an orderly change in the composition of the Board of Directors and NOVT's management and an orderly transition for the business and affairs of NOVT following the consummation of the sale of NOVT's vascular brachytherapy products business to Best Vascular, Inc.; and

     WHEREAS, concurrently with the execution and delivery of this Agreement,
Daniel G. Hall, J. Stephen Holmes, Charles E. Larsen, Judy Lindstrom, Alfred J.
Novak, Subhash C. Sarda, Stephen I. Shapiro, Thomas D. Weldon and William E.
Whitmer (collectively, Messrs. Hall, Holmes, Larsen, Novak, Sarda, Shapiro,
Weldon and Whitmer and Ms. Lindstrom, are referred to herein as the

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 18 of 31 Pages
----------------------                                    ----------------------

"NOVT  Parties")  have  entered  into  undertaking  letters  relating to certain matters (the "NOVT Party  Undertaking  Letters"),  which are attached  hereto as
EXHIBITS A-1, A-2, A-3, A-4, A-5, A-6, A-7, A-8 AND A-9, respectively;

     NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     SECTION 1. REPRESENTATIONS, WARRANTIES AND COVENANTS OF NOVT. NOVT hereby represents, warrants and agrees that NOVT has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the matters contemplated hereby; the execution and delivery by NOVT of this
Agreement, and the consummation by NOVT of the matters contemplated hereby have been duly authorized by all necessary corporate actions; and this Agreement constitutes valid, legal and binding obligations of NOVT, enforceable against
NOVT in accordance with its terms. The NOVT Parties covenant and agree to use their best efforts to cause NOVT's Annual Report on Form 10-K for the twelve months ended December 31, 2005 to be filed with the SEC on or prior to March 31,
2006 (unless a Form 12b-25 is filed with the SEC with respect thereto, in which case the Form 10-K shall be filed on or prior to April 17, 2006);

     SECTION 2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE STEEL PARTIES.
Each of the Steel Parties hereby represents, warrants and agrees that each of the Steel Parties has full legal right, power and authority and, in the case of individuals, capacity, to execute, deliver and perform this Agreement, and consummate the matters contemplated hereby; the execution and delivery by the
Steel Parties of this Agreement and the consummation by the Steel Parties of the matters contemplated hereby have been duly authorized by all necessary corporate or other actions; this Agreement constitutes valid, legal and binding obligations of each of the Steel Parties, enforceable against each such Steel
Party in accordance with its terms.

     SECTION 3. TERMINATION OF PROXY CONTEST; COMPOSITION OF BOARD.

     3.1 On the terms and conditions set forth herein, the pending Election
Contest with respect to the removal and election of directors at the April 2006
Special Meeting is hereby terminated. The Steel Parties hereby withdraw their request for and proposals for such April 2006 Special Meeting, including each of their proposed nominees for election to the Board of Directors. The April 2006
Special Meeting shall be cancelled.

     3.2 Simultaneously with the execution and delivery of this Agreement, the
Steel Parties will provide NOVT with information regarding Messrs. Howard,
Quicke and Toboroff to enable NOVT to file an Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), and Rule 14f-1 thereunder (a "14(f) Statement") describing, among other things, the matters set forth in this Agreement. As promptly as practicable after the execution and delivery of this Agreement but no later than March 21,
2006, NOVT shall file a 14(f) Statement and transmit the 14(f) Statement to the

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 19 of 31 Pages
----------------------                                    ----------------------

shareholders of NOVT. On the later of (x) the tenth calendar day after the date of filing and dissemination to NOVT's shareholders of the 14(f) Statement in accordance with Section 14(f) of the Exchange Act or such later date as may be required to comply with (and NOVT shall use its best efforts to comply) any comments of the staff of the SEC and (y) the filing by NOVT with the SEC of
NOVT's Annual Report on Form 10-K for the twelve months ended December 31, 2005, but in no event later than April 17, 2006 (such later date, the "Effective
Date"), (i) the size of the Board of Directors shall be reduced from seven to four directors, (ii) Mr. Toboroff shall be appointed, effective as of the
Effective Date, as a Class I director of the Board of Directors, (iii) Mr.
Quicke shall be appointed, effective as of the Effective Date, as a Class II director of the Board of Directors, (iv) Mr. Howard shall be appointed, effective as of the Effective Date, as a Class III director of the Board of
Directors, and (v) with the exception of Mr. Whitmer, who shall remain a Class I director of the Board of Directors, each member of the Board of Directors as of the date of this Agreement shall resign effective as of the Effective Date in accordance with the applicable NOVT Party Undertaking Letter. As a result of such actions, as of the Effective Date, the Board of Directors shall consist of
Messrs. Howard, Quicke, Whitmer and Toboroff.

     3.3 Subject to the fiduciary duties of the members of the Board of
Directors and Section 3.4 below, Messrs. Toboroff and Whitmer shall stand for election as members of the Board of Directors at NOVT's next annual meeting of shareholders (or special meeting in lieu of an annual meeting) (the "Annual
Meeting"), and the Steel Parties in their capacity as shareholders agree to support the nomination and election of both such directors at the Annual Meeting and to cause the Steel Shares to be voted in favor of the election of both such
Class I nominees.

     3.4 If Mr. Toboroff elects not to or is unable to stand for election to the
Board of Directors at the Annual Meeting, then the Board of Directors shall nominate a new person in his place reasonably acceptable to the Steel Parties.
If Mr. Whitmer elects not to or is unable to stand for election to the Board of
Directors at the Annual Meeting, then the Board of Directors shall nominate in his place a nominee who would qualify as an independent director as defined in
Nasdaq Marketplace Rule 4200(a)(15).

     3.5 The Steel Parties agree that NOVT shall continue after the Effective
Date to have an audit committee of the Board of Directors so long as required under SEC rules, and the Steel Parties agree to support Mr. Whitmer's continued
membership on such audit committee so long as he remains a director of NOVT and remains eligible to serve on such audit committee.

     SECTION 4. RELEASES.

     4.1 RELEASE BY THE NOVT PARTIES OF THE STEEL PARTIES. By virtue of the execution and delivery of the NOVT Party Undertaking Letter, each of the NOVT
Parties, on behalf of each such NOVT Party and each of their heirs, executors and administrators, releases and discharges each of the Steel Parties, and each of their heirs, executors, administrators, affiliates, successors and assigns
(together, the "Steel Releasees") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties,

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 20 of 31 Pages
----------------------                                    ----------------------

covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or equity (sometimes hereafter collectively referred to as "Claims"), which against the Steel Releasees, each of the NOVT Parties and their heirs, executors and administrators ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement; PROVIDED, HOWEVER, that (a) nothing in this Section 4.1 shall release or discharge NOVT, (b) the foregoing release shall not extend to any Claims arising from the breach or the claimed breach of this Agreement by any of the Steel Parties, and (c) NOVT shall not constitute a
Steel Releasee or an affiliate of any of the Steel Parties or an affiliate of any of the NOVT Parties for purposes of any provision of this Agreement or the
NOVT Party Undertaking Letters.

     4.2 RELEASE BY THE STEEL PARTIES OF THE NOVT PARTIES. Each of the Steel
Parties, on behalf of each such Steel Party and each of their successors and assigns, or heirs, executors and administrators, as applicable, releases and discharges each of the NOVT Parties, and each of their heirs, executors, administrators, affiliates, successors and assigns (together, the "NOVT
Releasees") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or equity, which against the
NOVT Releasees, each of the Steel Parties and their affiliates, successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement. The foregoing release shall not extend to any
Claims arising from (a) the breach or the claimed breach of this Agreement or a
NOVT Party Undertaking Letter by any of the NOVT Parties, or (b) as to any Steel
Party (who is a party hereto) in any capacity other than as a shareholder of
NOVT or a nominee to the Board of Directors of NOVT.

     4.3 LIMITED RELEASE BY NOVT OF THE STEEL PARTIES AND THE NOVT PARTIES.
NOVT, on behalf of itself and each of its subsidiaries, affiliates, successors and assigns, releases and discharges each of the Steel Releasees and each of the
NOVT Releasees from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or equity, which against the
Steel Releasees or NOVT Releasees, NOVT and its subsidiaries, affiliates, successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement relating to or arising from matters set forth in SEC filings made in connection with the Proxy Contest or the Election Contest. The foregoing release shall not extend to any Claims arising from the breach or the claimed breach of this Agreement by any of the
Steel Parties or the breach or claimed breach of this Agreement or a NOVT Party
Undertaking Letter by any of the NOVT Parties.

     SECTION 5. REIMBURSEMENT OF EXPENSES. Immediately prior to the Effective
Date, or as promptly thereafter as is practicable, NOVT shall transfer by wire transfer, in accordance with instructions provided by a representative of the

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 21 of 31 Pages
----------------------                                    ----------------------

Steel Parties to NOVT, $232,912.75 in cash, as reimbursement for actual out-of-pocket expenses incurred by the Steel Parties for outside services, as set forth in appropriate documentation provided to NOVT prior to the execution and delivery of this Agreement, in connection with or relating to the Proxy
Contest and the Election Contest, including but not limited to fees and expenses relating to the costs of solicitation and preparation of proxy material and the preparation of this Agreement.

     SECTION 6. PUBLIC ANNOUNCEMENTS; MUTUAL NON-DISPARAGEMENT.

     6.1 Upon execution and delivery of this Agreement, NOVT and the Steel
Parties shall issue a joint press release in the form attached hereto as EXHIBIT
B. Neither NOVT, the NOVT Parties, nor the Steel Parties, nor any of their affiliates, will make any public statements that would have a prohibited effect under Section 6.2 hereof.

     6.2 For a period of three years from and after the date hereof, each of
NOVT, the Steel Parties and, by virtue of the execution and delivery of the NOVT
Party Undertaking Letters, the NOVT Parties, on behalf of themselves and their officers, directors, partners, managers, members, and agents with actual authority to speak for them with regard to the Proxy Contest or to the Election
Contest being terminated pursuant to Section 3.1 hereof, expressly acknowledges, agrees, and covenants that he, she or it will not make any statements, comments, or communications that are reasonably likely to be considered to be disparaging of or derogatory or detrimental to, the good name or business reputation of, in the case of NOVT and the NOVT Parties, the Steel Parties, and, in the case of
NOVT and the Steel Parties, the NOVT Parties, or in each case any of their respective members, partners, officers, directors, employees or representatives
(including statements relating to the circumstances leading up to and including the execution and delivery of this Agreement). Where applicable, this mutual non-disparagement covenant applies to any public or private statements, comments, or communications in any form, whether oral, written, or electronic.
Each of NOVT, the Steel Parties and, by virtue of the execution and delivery of the NOVT Party Undertaking Letters, the NOVT Parties further agree he, she or it will not knowingly encourage or solicit any such statements, comments, or communications. Nothing in this Section 6.2 shall limit the ability of any member of the Board of Directors from and after the Effective Date from taking any action required to carry out his or her fiduciary duty.

     SECTION 7. MUTUAL COOPERATION.

     7.1 The parties hereto agree to cooperate reasonably and in good faith with each other regarding the orderly transition of the Board of Directors to the new composition described in Section 3.2 hereof and in transferring corporate records and instruments from existing employees and officers to any newly hired or appointed employees and officers. NOVT shall cause its officers and employees to comply with the covenant in this Section 7.1.

     SECTION 8. HONORING OF EXISTING NOVT ARRANGEMENTS.

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 22 of 31 Pages
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     8.1 The parties hereto agree that, from and after the Effective Date, NOVT shall remain obligated to fulfill and honor, in accordance with their terms, all employee benefit plans, agreements and arrangements of NOVT and any of its subsidiaries which have been included as exhibits prior to the date hereof in
NOVT's publicly-filed SEC reports.

     8.2 For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall diminish or adversely affect any right of the NOVT Parties to indemnification to which any NOVT Party is legally entitled pursuant to any indemnification agreement between NOVT and any
NOVT Party prior to the date of this Agreement and any indemnification provisions under NOVT's articles of incorporation or bylaws, as amended, as in effect on the date hereof.

     8.3 The parties hereto agree that, from and after the Effective Date, all director and officer liability insurance policies and coverages (including tail coverages) of NOVT currently in effect that have been fully paid and funded for their respective terms in effect as of the date hereof shall not be cancelled or modified by NOVT.

     SECTION 9. MISCELLANEOUS.

     9.1 SEVERABILITY. If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner render invalid or unenforceable any other provisions of this Agreement.

     9.2 CONSENT TO JURISDICTION. Each of the parties hereto, and, by virtue of the execution and delivery of the NOVT Party Undertaking Letters, each of the
NOVT Parties, hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts of the State of Florida for the purposes of any action or proceeding (each an "Action") arising out of or relating to this
Agreement and hereby waives, and agrees not to assert in any such action or proceeding that it, he or she is not personally subject to the jurisdiction of such courts, that such Action is brought in an inconvenient forum or that the venue is improper. Each of the parties hereto, and, by virtue of the execution and delivery of the NOVT Party Undertaking Letters, each of the NOVT Parties, consents to process being served in any such Action by mailing a copy thereof to the address in effect for notices to it, him or her under this Agreement (or the
NOVT Party Undertaking Agreements) and agrees that such service upon receipt shall constitute good and sufficient service of process and notice thereof.
Nothing in this paragraph shall affect or limit any right to serve legal process in any other manner permitted by law.

     9.3 GOVERNING LAW. This Agreement and the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Florida, without regard to principles of conflicts of law.

     9.4 ENTIRE AGREEMENT. This Agreement and the exhibits hereto set forth the entire understanding of the parties in respect of the specific matters contemplated herein and supersedes all prior agreements, arrangements and understandings, written or oral, between the parties hereto relating to the subject matter hereof.

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CUSIP No. 67010C209                   13D                    Page 23 of 31 Pages
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     9.5 AMENDMENTS AND WAIVERS TO BE IN WRITING. This Agreement (and the NOVT
Party Undertaking Letters) may not be amended, modified or changed, and none of the terms, covenants, representations, warranties or conditions hereof may be waived, except by a written instrument signed by the party against whom enforcement of any change or modification is sought, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision of this Agreement or the NOVT Party
Undertaking Letters shall in no manner affect the right at a later time to enforce same.

     9.6 NOTICES. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) when personally delivered or delivered by telecopy (with confirmation of transmission) on a business day during normal business hours at the address or number designated below or (b) on the business day following the date of mailing by overnight courier, fully prepaid, addressed to such address, whichever shall first occur.
The addresses for such communications shall be:

  If to NOVT:

     NOVT Corporation
     4350 International Boulevard
     Norcross, Georgia 30093
     Attn: Chief Executive Officer
     Facsimile: (770) 717-1283

  If to The Steel Parties:

     Jack Howard
     Steel Partners II, L.P.
     590 Madison Avenue, 32nd Floor
     New York, New York 10022
     Facsimile: (212) 758-5789

  with a copy to:

     Olshan Grundman Frome Rosenzweig & Wolosky LLP
     Park Avenue Tower
     65 East 55th Street
     New York, New York 10022
     Attention:  Steven Wolosky
     Facsimile: (212) 451-2222

  If to a NOVT Party:

     To the address set forth in the applicable NOVT Party Undertaking Letter of such NOVT Party.

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CUSIP No. 67010C209                   13D                    Page 24 of 31 Pages
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     9.7 HEADINGS. The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

     9.8 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.9 FURTHER ASSURANCES. The parties hereto, and, by virtue of the execution and delivery of the NOVT Party Undertaking Letters, each of the NOVT Parties, shall execute and deliver such further documents and do such further acts as any party hereto (or any of the NOVT Parties) shall reasonably require in order to assure and confirm to the parties hereto (or any of the NOVT Parties) the rights hereby created or to facilitate the full performance of the terms of this
Agreement (and the NOVT Party Undertaking Letters).

     9.10 COUNTERPARTS. This Agreement may be executed and delivered in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be deemed an original, but all of which such counterparts shall constitute but one and the same agreement. A facsimile signature shall be deemed an original.

     9.11 ASSIGNMENT. Neither this Agreement nor any rights hereunder may be assigned by either party in whole or in part, without the prior written consent of the other party.

            9.12 EXPENSES.  Except as provided in Section 5 of this Agreement or as  otherwise  agreed to by the parties in writing,  NOVT and the Steel  Parties
shall  pay  all  of  their  own  expenses   incurred  in  connection   with  the
implementation of this Agreement. Each party hereto has retained its own counsel and such counsel has advised  each party with  respect to the subject  matter of this Agreement.

     9.13 THIRD-PARTY BENEFICIARIES. Each of the NOVT Parties shall be third-party beneficiaries with respect to Sections 4.2, 4.3, 6.1, 6.2, 8.1, 8.2 and 8.3 and any applicable provisions of Section 9 of this Agreement. Each of the NOVT Releasees (to the extent not otherwise covered by the first sentence of this Section 9.13) shall be third-party beneficiaries with respect to Sections
4.2 and 4.3 and any applicable provisions of Section 9 of this Agreement. Each of the Steel Releasees other than the Steel Parties (who are parties hereto)
shall be third-party beneficiaries with respect to Sections 4.1 and 4.3 and any applicable provisions of Section 9 of this Agreement.

                            [SIGNATURE PAGES FOLLOW]

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CUSIP No. 67010C209                   13D                    Page 25 of 31 Pages
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     IN WITNESS WHEREOF, the parties hereto have executed and delivered this
Agreement or have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the date hereof.

                                    NOVT CORPORATION

                                    NOVT CORPORATION

                                    By:  /s/ Alfred J. Novak
                                       ----------------------------------

                                    Name:  Alfred J. Novak
                                    Title: President and Chief Executive Officer

                                    THE STEEL PARTIES:

                                    STEEL PARTNERS II, L.P.

                                    By:  Steel Partners, L.L.C., General Partner

                                    By:  /s/ Warren Lichtenstein
                                        ----------------------------------

                                    Name:  Warren Lichtenstein
                                    Title: Chairman

                                    J.L. HOWARD, INC.

                                    By:   /s/ Jack Howard
                                        ----------------------------------

                                    Name:  Jack Howard
                                    Title: President and Chief Financial Officer

                                    STEEL PARTNERS, L.L.C.

                                    By:  /s/ Warren Lichtenstein
                                       ----------------------------------

                                    Name:  Warren Lichtenstein
                                    Title: Managing Memeber

----------------------                                    ----------------------
CUSIP No. 67010C209                   13D                    Page 26 of 31 Pages
----------------------                                    ----------------------

                                    WARREN G. LICHTENSTEIN

                                    /s/ Warren Lichtenstein
                                    ------------------------------------

                                    JACK L. HOWARD

                                    /s/ Jack Howard
                                    ------------------------------------

                                    JOHN QUICKE

                                    /s/ John Quicke
                                    ------------------------------------

                                    JAMES HENDERSON

                                    /s/ James Henderson
                                    -----------------------------------

                                    JOSHUA SCHECHTER

                                    /s/ Joshua Schechter
                                    -----------------------------------

                                    HARVEY J. BAZAAR

                                    /s/ Harvey J. Bazaar
                                    -----------------------------------

                                    LEONARD TOBOROFF

                                    /s/ Leonard Toboroff
                                    -----------------------------------

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CUSIP No. 67010C209                   13D                    Page 27 of 31 Pages
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                                    THE NOVOSTE FULL VALUE COMMITTEE

                                    By: /s/ Warren Lichtenstein
                                       --------------------------------
                                    Name: Warren Lichtenstein

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CUSIP No. 67010C209                   13D                    Page 28 of 31 Pages
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                                    EXHIBIT A
                           FORM OF UNDERTAKING LETTERS

                   [NAME AND ADDRESS OF APPLICABLE NOVT PARTY]

March 16, 2006

NOVT Corporation
4350 International Boulevard
Norcross, Georgia 30093

The "Steel Parties" (as defined herein)
c/o Warren Lichtenstein
Steel Partners II, L.P.
150 East 52nd Street, 21st Floor
New York, New York 10022

     RE:  SETTLEMENT AGREEMENT DATED MARCH 16, 2006

Ladies and Gentlemen:

     This letter (the "NOVT Party Undertaking Letter") is furnished to you in connection with that certain Settlement Agreement, dated as of March 16, 2006
(the "Settlement Agreement"), by and among NOVT Corporation, a Florida corporation ("NOVT"), Steel Partners II, L.P., a Delaware limited partnership
("Steel"), J.L. Howard, Inc., a New York corporation, ("Howard Inc."), Steel
Partners, L.L.C., a Delaware limited liability company ("Steel LLC"), Warren G.
Lichtenstein ("Lichtenstein"), Jack L. Howard ("Howard"), John Quicke
("Quicke"), James Henderson ("Henderson"), Joshua Schechter ("Schechter"),
Harvey J. Bazaar ("Bazaar"), Leonard Toboroff ("Toboroff") and "The Novoste Full
Value Committee" (the "Steel Committee") (collectively, Steel, Howard Inc.,
Steel LLC, Messrs. Lichtenstein, Howard, Quicke, Henderson, Schechter, Bazaar,
Toboroff and the Steel Committee are referred to herein as the "Steel Parties").
Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Settlement Agreement. The undersigned is one of the NOVT Parties.

     The undersigned hereby represents, warrants and agrees that [he / she] has capacity to execute, deliver and perform this NOVT Party Undertaking Letter, and consummate the matters contemplated hereby; this NOVT Party Undertaking Letter constitutes a valid, legal and binding obligation of the undersigned, enforceable against [him / her] in accordance with its terms.

     [[NOTE: DIRECTORS ONLY] The undersigned hereby resigns as a member of the
Board of Directors effective as of the Effective Date.]

     In consideration of the undersigned's status as a third-party beneficiary of certain agreements contained in the Settlement Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, intending to be legally bound, hereby: (i)
grants, on behalf of [himself / herself] and [his / her] heirs, executors and

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CUSIP No. 67010C209                   13D                    Page 29 of 31 Pages
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administrators, the release the set forth in Section 4.1 of the Settlement
Agreement; (ii) agrees to be bound by, and subject to, the obligations and provisions of Sections 6.1, 6.2 and 9 of the Settlement Agreement; (iii) [[NOTE:
OFFICERS ONLY] agrees that, subject to and upon payment by NOVT of all amounts owed to the undersigned in accordance with Section 8.1 of the Settlement
Agreement, he will provide NOVT with a written acknowledgement that all amounts owed to him in connection with his past employment by and executive service to
NOVT have been paid in full and (iv)] agrees that the address set forth below shall be used for purposes of the notice provisions of Section 9.6 of the
Settlement Agreement:

     Address: [                         ]
               -------------------------
              [                         ]
               -------------------------

                                                   Sincerely yours,

                                                   [                      ]

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CUSIP No. 67010C209                   13D                    Page 30 of 31 Pages
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PRESS RELEASE

              NOVT CORPORATION AND STEEL PARTNERS END PROXY CONTEST

                        SPECIAL MEETING WILL NOT BE HELD

     NORCROSS, GA.--(BUSINESS WIRE)--March 17, 2006 - NOVT Corporation (formerly
Novoste Corporation) (NASDAQ: NOVT) and Steel Partners II, L.P. and certain affiliated or related entities and persons announced today that they have reached an agreement to end their on-going proxy contest relating to the board of directors. As a result, the special meeting of shareholders scheduled to be held on April 13, 2006 is cancelled.

     Pursuant to the agreement entered into today, the current NOVT board of directors has approved a reconstituted board of directors, which will consist of three appointees of Steel Partners, Jack L. Howard, John Quicke and Leonard
Toboroff, as well as William E. Whitmer, who is currently a director of NOVT.
The change in composition of the board of directors will be effective on the later of (i) the tenth calendar day after the date of filing and dissemination to NOVT's shareholders of an Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 or such later date as may be required to comply with any SEC comments and (ii) the filing by NOVT with the SEC of NOVT's
Annual Report on Form 10-K for the twelve months ended December 31, 2005, but in no event later than April 17, 2006.

     Alfred J. Novak said, "We believe the agreement is in the best interests of all of NOVT's shareholders and are pleased to have resolved our differences with
Steel Partners on these terms. This agreement, together with the successfully completed sale of our VBT business, positions the company to effect an orderly transition to a newly constituted board and management for the next phase of the company's future."

     Warren Lichtenstein of Steel Partners said, "We are pleased that we were able to avoid further cost and disruption to the Company and that we were able work together with the Company in this matter. We appreciate the support of our fellow stakeholders."

     Pursuant to the agreement between NOVT and Steel Partners, it was agreed, among other things, that: (i) the board size will be reduced from seven to four directors, (ii) Messrs. Toboroff and Whitmer will serve as Class I directors and, subject to the board's fiduciary duties, stand for election to new 3-year terms at NOVT's next annual meeting, (iii) Mr. Quicke will be appointed as a
Class II director, (iv) Mr. Howard will be appointed as a Class III director,
(v) NOVT will reimburse Steel Partners $232,912.75 for out-of-pocket expenses incurred in connection with their opposition to management's dissolution proposal and the on-going proxy contest, and (vi) NOVT, Steel Partners and certain affiliated or related persons and entities and the officers and directors of NOVT have exchanged certain releases.

ABOUT NOVT CORPORATION

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CUSIP No. 67010C209                   13D                    Page 31 of 31 Pages
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NOVT  Corporation  common  stock is traded on the Nasdaq  National  Stock Market under the symbol  NOVT.  For  general  company  information,  please  call (770)
717-0904 or visit NOVT Corporation's website at www.novtcorporation.com.

Contact:  Alfred J. Novak, NOVT Corporation
          President and Chief Executive Officer
          (770) 717-0904

          Mike Sitrick
          MikeSitrick@sitrick.com